SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October, 2009

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM receives ANAC certification for maintenance of Boeing 767 aircraft

First approval of TAM for complete airframe of a Boeing aircraft

São Paulo, October 22, 2009 – (NYSE:TAM, BOVESPA: TAMM4) Our Technological Center, in the MRO business unit (Maintenance, Repair and Overhaul), has just been certified by ANAC (Agência Nacional de Aviação Civil) to perform maintenance on Boeing 767 aircraft. This is our first approval for the complete airframe of a Boeing aircraft.

"We were already certified to work with components, both for the B777 as well as B767, in addition to ovens and radomes for the B737. With this new approval, we can extend these services and perform C and D checks on B767's," said Ruy Amparo, our Vice President for MRO. "This is a major achievement for TAM as it allows us to be able to expand even further the portfolio array of services at the Technological Center as far as Boeing aircraft are concerned."

We are already certified by the aeronautical authorities of the United States (the Federal Aviation Administration - FAA), Europe (the European Aviation Safety Agency - EASA), Brazil (ANAC) and a number of countries in South America to perform all major scheduled maintenance (checks C and D) on Airbus A318/319/A320/A321 and A330 aircraft, both for our fleet and those of others, as well as the Fokker-100.

Since January of 2007, we have held IOSA certification (IATA Operational Safety Audit), the most complete and accepted international confirmation of operational safety. The IOSA audit encompasses more than 950 requirements in eight operational areas of an airline, including aircraft engineering and maintenance, among others.

Established in the city of São Carlos in the interior of the State of São Paulo, our Technological Center occupies its own area of 4.6 million square meters. In addition to maintenance hangars, the complex houses workshops for carrying maintenance in more than 3,000 aviation components.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Media Relations
Fax: (55) (11) 5582-8149	www.tam.com.br
invest@tam.com.br	www.taminforma.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0328
equipetam@mvl.com.br

About TAM: (www.tam.com.br)
We have been the leader in the Brazilian domestic market for more than four years, and held a 44.1% domestic market share and 87.3% international market share at the end of September 2009. TAM operates regular flights to 42 destinations throughout Brazil. It serves 79 different cities in the domestic market through regional alliances. Operations abroad include our flights to 17 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.1 million subscribers and has awarded more than 8.5 million tickets.

www.tam.com.br/ri	1/1

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.